Biophan Technologies, Inc.
15 Schoen Place
Pittsford, NY 14534

March 21, 2008

VIA EDGAR

Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	Biophan Technologies, Inc.
Registration Statement on Form S-1
Filed October 25, 2007
File No. 333-146930

Ladies and Gentlemen:

Pursuant to Rule 477 promulgated under the Securities Act of 1933, as amended, Biophan Technologies, Inc. (the “Company”), hereby requests that the Securities and Exchange Commission consent to the withdrawal by the Company of the above-referenced registration statement on Form S-1. No securities were offered or sold pursuant to this registration statement. Please apply the Company’s filing fee to its account with the SEC.

The Company requests this withdrawal because it has elected not to pursue the registration of the securities included therein at this time.

If you have any questions concerning this matter, please contact Gregory Sichenzia, Esq., of Sichenzia Ross Friedman Ference LLP, the Company’s attorneys, at (212) 930-9700.

Thank you for your assistance in this matter.

Biophan Technologies, Inc.

By:	/s/ John Lanzafame
John Lanzafame
Chief Executive Officer